NEWS RELEASE

Orla Mining Provides Update on Successful Drilling Program in Mexico
3.26 g/t Au over 56.9 m (Camino Rojo Sulphide Zone), 5.90 g/t AuEq over 8.5 m (Camino Rojo Deep Extension), and 61.2 g/t over 1.3 m (Regional Exploration)

Vancouver, BC – June 22, 2023 - **Orla Mining Ltd.** (TSX: OLA; NYSE: ORLA) ("Orla" or the "Company") is pleased to provide an update on its exploration activities at Camino Rojo in the first half of 2023.

2023 Exploration Highlights: Camino Rojo (Mexico)

Camino Rojo Sulphides ("Sulphides"): Infill drilling to reduce drill spacing to 25-30 metres in the Sulphides domain has continued to return high-grade gold intercepts (>2 g/t) over wide widths (>30 m). Notable results include[1]:

Camino Rojo Sulphides	
Hole CRSX22-11:	**2.87 g/t Au over 93.0 m** incl. 3.69 g/t Au over 48.5 m
Hole CRSX22-12A:	**3.26 g/t Au over 56.9 m**
Hole CRSX22-13:	**3.11 g/t Au over 34.0 m** incl. 10.29 g/t Au over 5.6 m
Hole CRSX22-13:	**2.12 g/t Au over 43.0m** incl. 2.78 g/t Au over 26.0 m
Hole CRSX23-14:	**2.00 g/t Au over 38.5 m**
Hole CRSX23-14A:	**1.89 g/t Au over 63.0 m** incl. 2.75 g/t Au over 31.5 m
Hole CRSX23-16A:	**1.62 g/t Au over 62.6 m** incl. 7.72 g/t Au over 6.0 m
Hole CRSX23-17A	**3.18 g/t Au over 24.5 m**
Hole CRSX23-17A	**4.18 g/t Au over 12.0 m** incl. 23.7 g/t Au over 1.5m
Hole CRSX23-17C:	**3.16 g/t Au over 29.0 m**
Hole CRSX23-17C:	**3.05 g/t Au over 42.0 m**

Camino Rojo Deep Extension ("Deep Extension"): A new style of polymetallic (Au-Ag-Zn) semi-massive to massive sulphide mineralization has been confirmed in drill holes testing below the Caracol Formation hosted Sulphides. These deeper intercepts indicate mineralization remains open at depth along and adjacent to interpreted *feeder-like* structures for the currently defined Camino Rojo deposit. Notable results include[1]:

Camino Rojo Sulphides Deep Extension	
Hole CRSX23-15C:	**5.90 g/t AuEq over 8.5 m** (3.52 g/t Au, 26.2 g/t Ag, 3.64% Zn, 0.26% Cu)
Hole CRSX23-15C:	**7.28 g/t AuEq over 3.3 m** (4.54 g/t Au, 6.7 g/t Ag, 5.49% Zn, 0.06% Cu), incl. 8.00 g/t Au, 7.6g/t Ag, 12.5% Zn, 0.11% Cu over 1.2m)
Hole CRSX23-15C:	**17.6 g/t AuEq over 1.5 m** (15.4 g/t Au, 6.7 g/t Ag, 4.39% Zn, 0.04% Cu)

Regional Exploration: Follow-up drilling at the Guanamero target area, located approximately 7 km northeast of the Camino Rojo mine along the mine structural trend, returned encouraging and narrow high-grade gold results with occurrences of visible gold (VG) in two of the seven holes completed. Notable assay results include[1]:

Camino Rojo Regional Exploration (Guanamero)	
Hole CRED23-05:	**0.69 g/t Au over 10.5 m** incl. 4.02 g/t Au over 1.5 m (visible gold)
Hole CRED23-05:	**0.94 g/t Au over 3.3 m** incl. 1.08 g/t Au over 1.7 m
Hole CRED23-06:	**61.2 g/t Au over 1.3 m** (visible gold)
Hole CRED23-06:	**2.72 g/t Au over 1.5 m**



"The 2023 Camino Rojo Sulphides infill and deep extension drill programs continue to generate excellent gold intersections, including massive sulphide replacement style mineralization below the current resource. These results are exciting as they enhance future development opportunity scenarios and provide resource growth potential at depth. We have also encountered high-grade gold assays with visible gold, highlighting the prospectivity on our under-explored regional land package. We are advancing a full exploration pipeline in 2023 in an effort to upgrade and expand reserves and resources and make new discoveries."

Sylvain Guerard, Orla's Senior Vice President, Exploration

2023 Exploration: Camino Rojo (Mexico)

Orla's 2023 Camino Rojo exploration program consists of three projects with a total budget of $22 million. Approximately 40% of the planned 34,000 metres of drilling on the Sulphides has been completed and is intended to advance the understanding of the deposit. The layback oxide extension (the "Layback Program") intends to confirm and delineate mineralization located in the oxide pit layback and allow for an update of mineral resource and reserve estimates planned in late 2023. The Layback Program, consisting of approximately 3,000 metres in 24 drillholes, was completed in late May and assay results are pending. The regional exploration drill program is testing priority regional targets in an effort to make new satellite discoveries. Approximately 30% of the planned 20,000 metres regional drilling program has been completed to date.

Near Mine Exploration Results: Camino Rojo Sulphides

Drill results at Camino Rojo Sulphides continue to support potential for underground development

Drilling continues to intercept wide zones (>15m down-hole drill intersections) of higher-grade gold mineralization (>2g/t Au), and in conjunction with metallurgical results from the 2021 drilling (see *news release dated May 9, 2022*), supports the potential for underground development and a standalone processing option for the Camino Rojo Sulphides. The 2023 program is building on Orla's previous drill programs, infilling the higher-grade portions of the deposit with 50-metre spacing of south-oriented drill holes. Overall drill spacing at the end of this phase of drilling, including historical north-oriented drill holes, will be 25-30 metres. Infill drilling of the sulphide deposit will be used to update the geological model and the resource estimate for the Camino Rojo Sulphides. To date, approximately 14,000 metres of the approximately 34,000-metre drill program have been drilled. Assay results from 11 of the planned 57 holes completed in 2023 have returned 17 significant mineralized drill intercepts with a grade-by-thickness factor greater than 50 g/t gold by metre (g/t * m), including five intercepts with grade-by-thickness factor greater than 100 g/t gold by metre. Full drill results are available in the Appendix to this news release and are available at www.orlamining.com.

The current open pit mineral resource estimate for the Sulphides at Camino Rojo is 74 koz of measured resource (3.358 million tonnes at 0.69 g/t gold) and 7,221 koz of indicated resources (255.445 million tonnes at 0.88 g/t gold) with an effective date of June 7, 2019[2]. The resource estimate will be updated following completion of the 2023 drill program. The updated resource will then support studies for a potential underground development scenario.

2023 CRSX Phase 3 Drilling
PLAN VIEW
ORLA CLAIM BOUNDARY
CRSX23-15
CRSX23-17
CRSX23-19
CRSX23-18
CRSX23-16
CRSX23-14
CRSX23-12a
CRSX23-11
CRSX23-13
N
400m
PHASE 3 DRILL COLLAR
LAYBACK DRILLING (IN PROGRESS)
OXIDE PIT OUTLINE 2021 FS
Kp DOMAIN
Pervasive Potassic Alteration
DIKE FAULT ZONE
BRECCIA FAULT ZONE

Figure 1: Camino Rojo Sulphides 2023 Drill Hole Locations (Plan View)

CAMINO ROJO
LONGITUDINAL SECTION LOOKING NW
Near Mine Drilling
Significant Intercept* >20 (Au Grade x Thickness)
Phase 1
Phase 2
Phase 3
ORLA RESULTS
HISTORICAL RESULTS
Kp Domain Pervasive Potassic Alteration
29m @ 3.16g/t Au
incl. 6m @ 5.31g/t Au
34m @ 3.11g/t Au
incl. 5.6m @ 10.29g/t Au
(&incl. 1.7m @ 32.4g/t Au)
Current Pit Depth
42m @ 3.05g/t Au
43m @ 2.12g/t Au
incl. 26m @ 2.78g/t Au
24.5m @ 3.18g/t Au
incl. 15.5m @ 4.67g/t Au
& incl. 0.7m @ 51.2g/t Au
56.9m @ 3.26g/t Au
93m @ 2.87g/t Au
incl. 48.5m @ 3.69g/t Au
Unconstrained Pit
200m
23m @ 2.18g/t Au
27.5m @ 1.84g/t Au
incl. 3.4m @ 8.07g/t Au
33m @ 1.81g/t Au
incl. 7.5m @ 3.82g/t Au
29m @ 2.04g/t Au
incl. 9.5m @ 3.69g/t Au
62.6m @ 1.62g/t Au
incl. 6m @ 7.72g/t Au
400m
27m @ 2.59g/t Au
63m @ 1.89g/t Au
incl. 31.5m @ 2.75g/t Au
23m @ 2.35g/t Au
35.6m @ 1.74g/t Au
incl. 18m @ 2.64g/t Au
Caracol Fm
12m @ 5.09g/t Au
52.5m @ 1.31g/t Au
incl. 3.4m @ 7.23g/t Au
600m
12m @ 4.18g/t Au
incl. 1.5m @ 23.7g/t Au
38.5m @ 2g/t Au
incl. 4.5m @ 6.06g/t Au
28.5m @ 2.65g/t Au
incl. 15m @ 4.22g/t Au
Indidura Fm
39m @ 2.10g/t Au
incl. 6m @ 3.63g/t Au
Massive Sulphide Intersections
68m @ 1.10g/t Au
incl. 9m @ 2.40g/t Au
800m
31.9m @ 2.11g/t Au
27.3m @ 1.89g/t Au
incl. 5.1m @ 5.49g/t Au
Planned Drill Section
Cuesta del Cura Fm
8.5m @ 5.90g/t AuEq (3.52g/t Au, 26.2g/t Ag, 0.26% Cu & 3.64% Zn)
1000m
CR12-366D
46.5m @ 4.04g/t Au & 1.3% Zn
incl. 27m @ 6.26g/t Au & 2% Zn
1.5m @ 17.55g/t AuEq
(15.35g/t Au, 6.7g/t Ag, 0.04% Cu & 4.39% Zn)
0
500m
*Cut off grade 1g/t Au, minimum length 1.5m, maximum consecutive internal waste 6m.

Figure 2: Camino Rojo Sulphides 2023 Drill Result Highlights (Long Section)


CRSX22-11
CROSS SECTION – LOOKING NORTHEAST
Camino Rojo Project – 50m Section Extent
Historical Intercept
CRSX22-11 Intercept*
Kp Domain
Pervasive Potassic Alteration
Dike Fault Zone
Breccia Fault Zone
ORLA RESULTS
HISTORICAL RESULTS
Current Pit Depth
Unconstrained Pit
100m
200m
300m
400m
500m
13.4m @ 2.50g/t Au
incl. 9.6m @ 3.21g/t Au
CR11-270D
75m @ 2.43g/t Au
incl. 22m @ 3.41g/t Au
incl. 3m @ 13.89g/t Au
93m @ 2.87g/t Au
incl. 48.5m @ 3.69g/t Au
incl. 9m @ 4.75g/t Au
24m @ 1.50g/t Au
incl. 3m @ 3.46g/t Au
CRSX22-11
0
200m
*Cut off grade 1g/t Au, minimum length 1.5m, maximum consecutive internal waste 6m.

Figure 3: Camino Rojo Sulphides 2023 Results (Cross Section, Hole CRSX22-11)

Near Mine Exploration Results: Camino Rojo Sulphides Deep Extension

New style of mineralization including high grade gold and zinc intersections continue to support potential for extension of Camino Rojo Sulphides

Approximately 20% of the 2023 sulphide drill program is planned to be extended, beyond the boundaries of the current open pit resource estimate, to test the down plunge continuity of gold mineralization along the steep northwest dipping Dike Structural Zone. Results from the first of these extended drill holes, CRSX23-15C, have returned high-grade gold and polymetallic intercepts, such as:

- **15.4 g/t Au & 4.4% Zn over 1.5 m**,
- **3.52 g/t Au, 26.2 g/t Ag & 3.6% Zn over 8.5 m** including 6.57 g/t Au, 33.7 g/t Ag & 5.7% Zn over 1.7 m and including 6.86 g/t Au, 38.7 g/t Ag & 1.2% Zn over 1.6 m
- and **4.54 g/t Au over 3.3 m** including 8.00 g/t Au & 12.5% Zn over 1.2 m.

Individual assays and composite values for deep extension intercepts in hole CRSX23-15C are provided in Table 1. High-grade, polymetallic intercepts below the currently defined Camino Rojo resource are associated with massive sulphide replacement-style mineralization of carbonate horizons interpreted to be in close proximity to interpreted feeder-like structures. Additional drilling in the Deep Extension target area through the remainder of 2023 will seek to continue defining the extent and grade of this style of mineralization down-plunge of the Camino Rojo deposit.

Table 1: CRSX23-15C Camino Rojo Deep Extension intercepts. Composite and raw assay values.

Hole ID	From	To	Au g/t	Ag g/t	Cu ppm	Zn ppm	AuEq g/t	Interval	Composite
CRSX23-15C	918.43	920	1.30	1.6	90	508	1.36	1.57	
CRSX23-15C	920	921.5	1.92	9.1	157	23000	3.13	1.5	
CRSX23-15C	921.5	923	3.97	10.4	194	16600	4.90	1.5	
CRSX23-15C	923	924.5	0.63	23.1	1220	2230	1.17	1.5	**16.6m @ 2.28g/t AuEq**
CRSX23-15C	924.5	926	0.34	1.4	90	1535	0.44	1.5	
CRSX23-15C	926	927.5	1.50	5.0	196	13700	2.23	1.5	**(1.76g/t Au, 7g/t Ag,**
CRSX23-15C	927.5	929	0.45	2.5	16	1305	0.54	1.5	**237ppm Cu, 0.86% Zn)**
CRSX23-15C	929	930.5	0.27	1.9	105	4080	0.50	1.5	
CRSX23-15C	930.5	932	0.42	0.3	20	419	0.44	1.5	
CRSX23-15C	932	933.5	7.37	21.6	517	31100	9.16	1.5	
CRSX23-15C	933.5	935	1.19	0.7	5	541	1.22	1.5	
CRSX23-15C	945.5	947	3.09	10.5	190	526	3.27	1.5	**5.3m @ 2.68g/t AuEq**
CRSX23-15C	947	948.5	0.16	1.3	147	568	0.22	1.5	
CRSX23-15C	948.5	950.18	0.30	1.2	117	956	0.38	1.68	**(2g/t Au, 7.7g/t Ag,**
CRSX23-15C	950.18	950.78	8.65	34.9	1285	96900	13.80	0.6	**279ppm Cu, 1.16% Zn)**
CRSX23-15C	965.5	967	1.34	27.5	4020	30600	3.69	1.5	
CRSX23-15C	967	968	3.41	8.1	981	292	3.66	1	**8.5m @ 5.90g/t AuEq**
CRSX23-15C	968	969	0.05	1.5	65	477	0.10	1	**(3.52g/t Au, 26.2g/t Ag,**
CRSX23-15C	969	970.65	6.57	33.7	1380	56600	9.84	1.65	**2589ppm Cu, 3.64% Zn)**
CRSX23-15C	970.65	972.3	1.28	30.8	1110	89400	6.06	1.65	
CRSX23-15C	972.3	973.95	6.86	38.7	6480	11900	8.83	1.65	
CRSX23-15C	994.5	995.35	3.16	1.7	303	14150	3.89	0.85	**3.3m @ 7.28g/t AuEq**
CRSX23-15C	995.35	996.55	8.00	7.6	1120	125000	14.12	1.2	**(4.54g/t Au, 6.7g/t Ag,**
CRSX23-15C	996.55	997.75	2.05	9.4	254	13650	2.84	1.2	**587ppm Cu, 5.49% Zn)**
CRSX23-15C	1026	1027.5	2.27	10.0	520	679	2.49	1.5	**1.5m @ 2.49g/t AuEq (2.27g/t Au, 10g/t Ag, 520ppm Cu, 679ppm Zn)**
CRSX23-15C	1048.5	1050	15.35	6.7	385	43900	17.55	1.5	**1.5m @ 17.55g/t AuEq (15.35g/t Au, 6.7g/t Ag, 385ppm Cu, 4.39% Zn)**

In addition to extending drill holes as part of the Sulphides drill program, the Company plans to drill approximately 2,300 metres in four additional directional drill holes in the second half of the year. This additional drilling section will follow-up on a historical intercept of **4.04 g/t Au over 46.5 m, incl. 27 m at 6.26 g/t Au** (and incl. 7.5 m at 15.8 g/t Au, 36.5 g/t Ag, 5.7% Zn) in hole CR12-366D, approximately 250 metres down-plunge of the most recent deep intercept in hole CRSX23-15C. Mineralization intersected in hole CRSX23-15C and in historical intercepts consist mostly of semi-massive to massive sulphide replacement-style mineralization within the Indidura and Cuesta del Cura formations. This new style of sulphide replacement mineralization below the current boundaries of the open pit resource estimate may represent an opportunity to expand an underground sulphide resource at Camino Rojo.

The 2023 Camino Rojo Sulphides drill program will continue into the second half of the year, providing crucial information to support evaluation of the potential for underground development and a standalone processing option for the Camino Rojo Sulphides as well as continuing to provide critical information to evaluate the potential extension of the Camino Rojo deposit at depth.


CRSX23-15C
CROSS SECTION – LOOKING NORTHEAST
Camino Rojo Project – 50m Section Extent
Historical Intercept
CRSX23 Intercepts*
Kp Domain
Pervasive Potassic Alteration
Dike Fault Zone
Breccia Fault Zone
ORLA RESULTS
200m
400m
600m
800m
1000m
27.5m @ 1.84g/t Au
incl. 3.4m @ 8.07g/t Au
Caracol Fm
23m @ 2.35g/t Au
incl. 3m @ 7.22g/t Au
12m @ 5.09g/t Au
Indidura Fm
Cuesta del Cura Fm
29m @ 2.04g/t Au
incl. 9.5m @ 3.69g/t Au
10.5m @ 2.92g/t Au
13.5m @ 1.53g/t Au
incl. 6m @ 2.33g/t Au
28.5m @ 2.65g/t Au
incl. 15m @ 4.22g/t Au
16.6m @ 1.76g/t Au
incl. 1.5m @ 7.37g/t Au
5.3m @ 2g/t Au
8.5m @ 5.90g/t AuEq
(3.52g/t Au, 26.2g/t Ag, 0.26% Cu & 3.64% Zn)
3.3m @ 4.54g/t Au
1.5m @ 17.55g/t AuEq
(15.35g/t Au, 6.7g/t Ag, 0.04% Cu & 4.39% Zn)
15
15C
0
500m
*Cut off grade 1g/t Au, minimum length 1.5m, maximum consecutive internal waste 6m.

Figure 4: Camino Rojo Deep Extension 2023 Results (Cross Section, Hole CRSX23-15C)

Near Mine Exploration Results: Layback Program

The Company began drilling in the oxide pit layback in late April to confirm and delineate mineralization on the Fresnillo Plc ("Fresnillo") property, located immediately north of and adjacent to the Camino Rojo Oxide Mine open pit. While historical drilling indicates that mineralization continues across the property boundary onto the Fresnillo layback area, no ounces from this area are currently included in the Camino Rojo mineral resource and mineral reserve estimate. The Layback Program, consisting of approximately 3,000 metres in 24 drillholes, was completed in late May. Results of the Layback Program will be included in an update of mineral resource and mineral reserve estimates planned in late 2023. Assay results are pending.

Regional Exploration Program Results

Orla's first diamond drill core hole outside the Camino Rojo deposit returned **0.54 g/t Au over 7.10 m and 1.35 g/t Au over 2.35 m** (previously reported, see news release dated January 31, 2023) at the Guanamero target. Follow-up drilling in 2023 has been positive with two of the seven drill holes completed returning visible gold and associated significant results, such as **61.2 g/t Au over 1.3 m** and **0.69 g/t Au over 10.5 m** incl. **4.02 g/t Au over 1.5 m**. Full drill results are available in the Appendix to this news release and are available at www.orlamining.com.

Results from this most recent drilling at Guanamero suggest gold mineralization extends and plunges moderately to the southwest, similar to the plunge of mineralization at the Camino Rojo deposit. Additional follow-up drilling to test the southwest plunge of mineralization at Guanamero is planned for 2023, along with drilling at other regional targets.



CAMINO ROJO REGIONAL EXPLORATION
2022 REGIONAL DRILL CORE PROGRAM RESULTS
MORTERILLA
EL BOCHO
CAMINO ROJO MINE TREND
GUANAMERO
CENTRO
CRED23-05
0.69g/t Au over 10.5m
Incl. 4.02 g/t Au over 1.5m (Visible Gold)
0.94 g/t Au over 3.3m incl. 1.08 g/t Au over 1.7m
CRED23-06
61.2 g/t Au over 1.3m (Visible Gold)
2.72 g/t Au over 1.5m
CRED22-01 (previously reported)
7.1m @ 0.54 g/t Au incl. 0.7m @ 4.12g/t Au
2.4m @ 1.35g/t Au incl. 0.8m @ 3.83 g/t Au
STRUCTURES
ORLA PROPERTY
TARGET AREAS
REGIONAL TREND
CAMINO ROJO
CAMINO ROJO SW
SAN TIBURCIO FAULT ZONE
DRILLING
2022 RC/RAB
2023 SULPHIDE EXTENSION
2022/23 REGIONAL CORE
HISTORICAL
LAS CATAS
LA CARDONA
20 km
HIGH CHARGE
LOW CHARGE
5 KILOMETRES
IP CHARGEABILITY
300m Depth Slice

Figure 5: Camino Rojo Regional Exploration Program (Guanamero Results)


GUANAMERO PLAN MAP
RC Drillhole
Core Drillhole
RAB Drillhole
VG Visible Gold
Dike
Hydrothermal Breccia
Interpreted Geophysical Structure
CRED22-01 (Previously reported)
7.1m @ 0.54 g/t Au incl. 0.7m @ 4.12 g/t Au
5.5m @ 0.39 g/t Au incl. 1.5m @ 1.02 g/t Au
2.4m @ 1.35 g/t Au incl. 0.8m @ 3.83 g/t Au & 1.8% Zn
5.7m @ 0.24 g/t Au incl. 0.6m @ 1.42g/t Au & 5.5% Zn
3m @ 0.44 g/t Au incl. 1.5m @ 0.62 g/t Au
9.1m @ 0.32 g/t Au incl. 1.7m @ 1.43 g/t Au
17.5m @ 0.11 g/t Au
1.2m @ 2.17 g/t Au
1.5m @ 0.63 g/t Au
CRED23-02
0.9m @ 0.27 g/t Au
1.3m @ 0.22 g/t Au
CRED23-03
0.3m @ 0.52 g/t Au
N
CRED23-05
3.3m @ 0.94 g/t Au incl. 1.7m @ 1.08 g/t Au
10.5m @ 0.69 g/t Au incl. 1.5m @ 4.02 g/t Au -VG
6.4m @ 0.41 g/t Au incl. 1.5m @ 1.30 g/t Au
12.5m @ 0.11 g/t Au
11.7m @ 0.10 g/t Au
0.3m @ 0.17 g/t Au, 61.8g/t Ag, 2.4% Pb & 2.9% Zn
RABCR21-106B (Previously reported)
9m @ 0.70 g/t Au
incl 3m @ 1.94 g/t Au
CRED23-04
0.3m @ 104 g/t Ag, 1.1% Pb & 1.4% Zn
0.8m @ 0.26 g/t Au & 94g/t Ag
Open
Mine Structural Trend
Au ppb
> 1000
500 - 1000
100 - 500
< 100
CRED23-06
1.5m @ 2.72 g/t Au
1.3m @ 61.2 g/t Au -VG
23m @ 0.12 g/t Au
CREI20-13 (Previously reported)
1.5m @ 0.56g/t Au
0
500m
*Cut off grade 0.1g/t Au, minimum length 1.5m, maximum consecutive internal waste 6m.

Figure 6: Camino Rojo Regional Exploration Program: Guanamero Results (Plan View)



GUANAMERO
CROSS SECTION – LOOKING EAST
200m Section Extent
RC Drillhole
Core Drillhole
RAB Drillhole
VG Visible Gold
Dike
Au ppb
> 1000
500 - 1000
100 - 500
< 100
17m @ 0.13 g/t Au (Previously reported)
1.5m @ 0.12 g/t Au
3.3m @ 0.94 g/t Au incl. 1.7m @ 1.08 g/t Au
Cuesta del Cura Fm
3.9m @ 0.16 g/t Au
10.5m @ 0.69 g/t Au incl. 1.5m @ 4.02 g/t Au -VG
6.4m @ 0.41 g/t Au incl. 1.5m @ 1.03 g/t Au
La Peña Fm
23m @ 0.12 g/t Au
4.9m @ 0.16 g/t Au
Cupido Fm
CRED23-06
CRED23-05
CRED23-07
1.5m @ 0.15 g/t Au
1.5m @ 0.12 g/t Au
1.5m @ 0.16 g/t Au
1.5m @ 2.72 g/t Au
1.3m @ 61.2 g/t Au -VG
1.6m @ 0.17 g/t Au
1.4m @ 0.19 g/t Au
1.5m @ 0.11 g/t Au
12.5m @ 0.11 g/t Au
11.7m @ 0.10 g/t Au
1.1m @ 0.15 g/t Au
1.0m @ 0.18 g/t Au
0.3m @ 0.17 g/t Au, 61.8g/t Ag, 2.4% Pb & 2.9% Zn
0m
100m
200m
300m
400m
500m
0
200m
*Cut off grade 0.1g/t Au, minimum length 1.5m, maximum consecutive internal waste 6m.

Figure 7: Camino Rojo Regional Exploration Program: Guanamero Results (Vertical Section)

2023 Exploration Plans & Strategy: Camino Rojo (Mexico)

Mexico Exploration 2023	Program	Drilling Planned	Spend
Camino Rojo Sulphides Drilling (capitalized)	Infilling sulphides and other near-mine drilling	34,000 m DD sulphides (20% deep extension) 6,500 m DD oxides	$16m
Camino Rojo Layback Program (capitalized)	Infill on oxide mine layback area	3,000 m DD	$2m
Camino Rojo Regional Exploration (expensed)	Target drill testing and target definition	15,000-20,000 m RC 2,000-5,000 m DD +Geophysical & geochemical surveys	$4m
Total Mexico Exploration			**$22m**



Qualified Persons Statement

The scientific and technical information in this news release has been reviewed and approved by Mr. Sylvain Guerard, P Geo., SVP Exploration of the Company, who is the Qualified Person as defined under the definitions of National Instrument 43-101 ("NI 43-101").

To verify the information related to the 2022 and 2023 drilling programs at the Camino Rojo property, Mr. Guerard has visited the property in the past year; discussed logging, sampling, and sample shipping processes with responsible site staff; discussed and reviewed assay and QA/QC results with responsible personnel; and reviewed supporting documentation, including drill hole location and orientation and significant assay interval calculations.

Quality Assurance / Quality Control – 2022 and 2023 Drill Programs

All gold results at Camino Rojo were obtained by ALS Minerals (Au-AA23) using fire assay fusion and an atomic absorption spectroscopy finish. All samples are also analyzed for multi-elements, including silver, copper, lead and zinc using a four-acid digestion with ICP-AES finish (ME-ICP61) method at ALS Laboratories in Canada. If samples were returned with gold values in excess of 10 ppm or base metal values in excess of 1% by ICP analysis, samples are re-run with gold (Au-GRA21) by fire assay and gravimetric finish or base metal by (OG62) four acid overlimit methods. Drill program design, Quality Assurance/Quality Control and interpretation of results were performed by qualified persons employing a Quality Assurance/Quality Control program consistent with NI 43-101 and industry best practices. Standards were inserted at a frequency of one in every 50 samples, and blanks were inserted at a frequency of one in every 50 samples for Quality Assurance/Quality Control purposes by the Company as well as the lab. ALS Laboratories is independent of Orla. There are no known drilling, sampling, recovery, or other factors that could materially affect the accuracy or reliability of the drilling data at Camino Rojo.

For additional informaiton on the Company's previoulsy reported drill results, see the Company's press releases dated February 4, 2021 (*Orla Mining Provides Exploration Update*), September 12, 2022 (*Orla Mining Advances Exploration & Growth Pipeline*) and January 31, 2023 (*Orla Mining Continues to Intersect Wide, Higher-Grade Sulphide Zones and Expose Deeper Potential at Camino Rojo, Mexico*). Historical drill results at Camino Rojo were completed by Goldcorp. Inc. ("Goldcorp"), a prior owner of the project. The Company's independent qualified person, Independent Mining Consultants, Inc. was of the opinion that the drilling and sampling procedures for Camino Rojo drill samples by Goldcorp (and prior to its acquisition by Goldcorp, Canplats Resources Corporation) were reasonable and adequate for the purposes of the Camino Rojo Report, and that the Goldcorp QA/QC program met or exceeded industry standards. See the Camino Rojo Report for additional information.

About Orla Mining Ltd.

Orla is operating the Camino Rojo Oxide Gold Mine, a gold and silver open-pit and heap leach mine, located in Zacatecas State, Mexico. The property is 100% owned by Orla and covers over 160,000 hectares. The technical report for the 2021 Feasibility Study on the Camino Rojo oxide gold project entitled *"Unconstrained Feasibility Study NI 43-101 Technical Report on the Camino Rojo Gold Project – Municipality of Mazapil, Zacatecas, Mexico"* dated January 11, 2021 (the "Camino Rojo Report"), is available on SEDAR and EDGAR under the Company's profile at www.sedar.com and www.sec.gov, respectively. Orla also owns 100% of Cerro Quema located in Panama which includes a gold production scenario and various exploration targets. Cerro Quema is a proposed open pit mine and gold heap leach operation. The technical report for the Pre-Feasibility Study on the Cerro Quema oxide gold project entitled *"Project Pre-Feasibility Updated NI 43-101 Technical Report on the Cerro Quema Project, Province of Los Santos, Panama"* dated January 18, 2022, is available on SEDAR and EDGAR under the Company's profile at www.sedar.com and www.sec.gov, respectively. Orla also owns 100% of the



South Railroad Project, a feasibility-stage, open pit, heap leach project located on the Carlin trend in Nevada. The technical report for the 2022 Feasibility Study entitled *"South Railroad Project, Form 43-101F1 Technical Report Feasibility Study, Elko County, Nevada"* dated March 23, 2022, is available on SEDAR and EDGAR under the Company's profile at www.sedar.com and www.sec.gov, respectively. The technical reports are available on Orla's website at www.orlamining.com.

For further information, please contact:

Jason Simpson
President & Chief Executive Officer

Andrew Bradbury
Vice President, Investor Relations & Corporate Development

www.orlamining.com
info@orlamining.com

Forward-looking Statements

This news release contains certain "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including, without limitation, statements regarding: the potential mineralization at Camino Rojo based on the 2023 drill program, including the potential for reserve expansion of the oxide pit at Camino Rojo, the deep extension of the Camino Rojo Sulphides and the potential for additional regional discoveries; the timing of updated resource and reserve estimates; the potential underground development scenario for the Camino Rojo Sulphides; and other statements regarding the Company's 2023 drill program, including the expected expenditures, timing, benefits, and results thereof. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements were made, including without limitation, assumptions regarding: the future price of gold, silver, and copper; anticipated costs and the Company's ability to fund its programs; the Company's ability to carry on exploration, development, and mining activities; tonnage of ore to be mined and processed; ore grades and recoveries; decommissioning and reclamation estimates; the Company's ability to secure and to meet obligations under property agreements, including the layback agreement with Fresnillo plc; that all conditions of the Company's credit facility will be met; the timing and results of drilling programs; mineral reserve and mineral resource estimates and the assumptions on which they are based; the discovery of mineral resources and mineral reserves on the Company's mineral properties; that political and legal developments will be consistent with current expectations; the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction, and operation of projects; the timing of cash flows; the costs of operating and exploration expenditures; the Company's ability to operate in a safe, efficient, and effective manner; the Company's ability to obtain financing as and when required and on reasonable terms; the impact of the COVID-19 pandemic on the Company's operations; that the Company's activities will be in accordance with the Company's public statements and stated goals; and that there will be no material adverse change or disruptions affecting the Company or its properties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: uncertainty and variations in the estimation of mineral resources and mineral reserves; the Company's dependence on the Camino Rojo oxide mine; risks related to the Company's indebtedness; risks related to exploration, development, and operation activities; risks related to natural disasters, terrorist acts, health crises, and other disruptions and dislocations, including the COVID-19 pandemic; foreign country and political risks, including risks relating to foreign operations and expropriation or nationalization of mining operations; concession risks at the Cerro Quema project; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; environmental and other regulatory requirements; delays in or failures to enter into a subsequent agreement with Fresnillo plc with respect to accessing certain additional portions of the mineral resource at the Camino Rojo project and to obtain the necessary regulatory approvals related thereto; the mineral resource estimations for the Camino Rojo project being only estimates and relying on certain assumptions; loss of, delays in, or failure to get access from surface rights owners; uncertainties related to title to mineral properties; water rights; financing risks and access to additional capital; risks related to guidance estimates and uncertainties inherent in the preparation of feasibility and pre-feasibility studies; uncertainty in estimates of production, capital, and operating costs and potential production and cost overruns; the fluctuating price of gold, silver, and copper; unknown labilities in connection with acquisitions; global financial conditions; uninsured risks; climate change risks; competition from other companies and individuals; conflicts of interest; risks related to compliance with anti-corruption laws; volatility in the market price of the Company's securities; assessments by taxation authorities in multiple jurisdictions; foreign currency fluctuations; the Company's limited operating history; litigation risks; the Company's ability to identify, complete, and successfully integrate acquisitions; intervention by non-governmental organizations; outside contractor risks; risks related to historical data; the Company not having paid a dividend; risks related to the Company's foreign subsidiaries; risks related to the Company's accounting policies and internal controls; the Company's ability to satisfy the requirements of Sarbanes-Oxley Act of 2002; enforcement of civil liabilities; the Company's status as a passive foreign investment company for U.S. federal income tax purposes; information and cyber security; gold industry concentration; shareholder activism; and risks associated with executing the Company's objectives and strategies; as well as those risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 20, 2023, which are available on www.sedar.com and www.sec.gov. Except as required by the securities



disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Cautionary Note to U.S. Readers

This news release has been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the United States securities laws. In particular, and without limiting the generality of the foregoing, the terms "mineral reserve", "proven mineral reserve", "probable mineral reserve", "inferred mineral resources,", "indicated mineral resources," "measured mineral resources" and "mineral resources" used or referenced herein and the documents incorporated by reference herein, as applicable, are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Definition Standards").

For United States reporting purposes, the United States Securities and Exchange Commission (the "SEC") has adopted amendments to its disclosure rules (the "SEC Modernization Rules") to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act, which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC's disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers were required to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Corporation is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by United States companies subject to the United States federal securities laws and the rules and regulations thereunder.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be "substantially similar" to the corresponding CIM Definition Standards that are required under NI 43-101. While the SEC will now recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", U.S. investors should not assume that all or any part of the mineralization in these categories will be converted into a higher category of mineral resources or into mineral reserves without further work and analysis. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that all or any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable without further work and analysis. Further, "inferred mineral resources" have a greater amount of uncertainty and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of inferred mineral resources will be upgraded to a higher category without further work and analysis. Under Canadian securities laws, estimates of "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are "substantially similar" to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of SEC Industry Guide 7.

Appendix: Drill Results

Table 1: Camino Rojo Near Mine Sulphide Composite Drill Results (Composites 1g/t Au cog)

HOLE-ID	From (m)	To (m)	Core Length (m)	Estimated True Width (m)	Au g/t	Ag g/t	Cu ppm	Zn ppm	AuEq g/t (Au+Ag+Cu+Zn)	Au GXM	AuEq GXM	Including 2.0g/t Au COG	Including 10g/t Au HG	Litho
CRSX22-11	227.00	228.60	1.6	1.3	1.25	4.3	25	739	1.33	1.99	2.14			Caracol
CRSX22-11	284.00	285.50	1.5	1.2	3.27	17.6	89	1460	3.56	4.91	5.34	1.5m @ 3.27g/t Au		Caracol
CRSX22-11	296.00	297.50	1.5	1.2	1.04	6.6	79	2410	1.24	1.55	1.86			Caracol
CRSX22-11	303.50	306.50	3.0	2.4	1.21	4.3	42	1703	1.34	3.62	4.03			Caracol
CRSX22-11	314.00	318.50	4.5	3.7	1.03	20.4	136	3494	1.46	4.65	6.57			Caracol
CRSX22-11	342.50	355.90	13.4	10.9	2.50	29.0	201	9839	3.34	33.54	44.78	9.6m @ 3.21g/t Au		Caracol
CRSX22-11	363.50	456.50	93.0	71.2	2.87	18.5	163	6748	3.43	267.05	319.33	4.5m @ 2.65g/t Au 1.5m @ 2.12g/t Au 1.4m @ 3.48g/t Au 48.5m @ 3.69g/t Au 9m @ 4.75g/t Au	1.5m @ 30.8g/t Au 1.5m @ 22.6g/t Au	363.5 - 363.61 Caracol 363.61 - 364 Breccia 364 - 375 Caracol 375 - 377.6 Breccia 377.6 - 405.02 Caracol 405.02 - 418.15 FG Intrusives - hdb-bi-pl 418.15 - 456.5 Caracol
CRSX22-11	473.00	497.00	24.0	19.3	1.50	9.4	111	4953	1.86	35.89	44.54	3m @ 3.46g/t Au 1.5m @ 7.4g/t Au		Caracol
CRSX22-12A	303.00	304.50	1.5	1.1	1.54	4.2	41	168	1.60	2.31	2.41			Caracol
CRSX22-12A	319.50	321.00	1.5	1.1	4.95	11.9	44	332	5.11	7.43	7.67	1.5m @ 4.95g/t Au		Caracol
CRSX22-12A	328.50	337.50	9.0	6.7	1.43	20.6	90	3657	1.86	12.89	16.77	1.5m @ 2.66g/t Au		Caracol
CRSX22-12A	345.00	346.50	1.5	1.1	1.36	14.9	70	1395	1.61	2.03	2.41			Caracol
CRSX22-12A	364.50	392.00	27.5	20.4	1.06	18.1	158	3476	1.46	29.08	40.14	1.5m @ 3.28g/t Au 1m @ 9.06g/t Au		Caracol
CRSX22-12A	399.50	401.00	1.5	1.1	2.45	5.1	55	10000	2.99	3.68	4.48	1.5m @ 2.45g/t Au		Caracol
CRSX22-12A	414.50	416.00	1.5	1.1	4.07	37.3	244	7960	4.93	6.11	7.39	1.5m @ 4.07g/t Au		Caracol
CRSX22-12A	426.50	429.50	3.0	2.2	2.95	6.3	88	2990	3.17	8.84	9.52	3m @ 2.94g/t Au		Caracol
CRSX22-12A	437.75	494.60	56.9	41.9	3.26	13.2	307	6238	3.75	185.18	213.28	56.85m @ 3.26g/t Au	1.6m @ 10.4g/t Au 1.7m @ 15.5g/t Au	437.75 - 473 Caracol 473 - 474.5 FG Intrusives - hdb-bi-pl 474.5 - 494.6 Caracol
CRSX22-12A	502.70	513.00	10.3	7.6	1.52	5.8	104	1207	1.66	15.64	17.09	1.5m @ 3.92g/t Au 1.5m @ 2.05g/t Au		Caracol
CRSX22-12A	526.80	528.50	1.7	1.2	6.44	34.9	603	6940	7.27	10.95	12.36	1.7m @ 6.44g/t Au		Caracol
CRSX22-12A	538.00	539.00	1.0	0.8	2.49	8.6	209	26700	3.88	2.49	3.88			Caracol
CRSX22-13	307.50	313.65	6.1	4.7	1.01	5.0	41	272	1.09	6.19	6.68			Breccia
CRSX22-13	319.50	322.50	3.0	2.3	2.21	9.3	33	677	2.35	6.62	7.06	1.5m @ 3.33g/t Au		Caracol
CRSX22-13	340.50	342.00	1.5	1.1	1.19	2.6	34	142	1.23	1.78	1.84			Caracol
CRSX22-13	394.00	398.50	4.5	3.4	1.24	25.9	142	6857	1.89	5.59	8.53			Caracol



CRSX22-13	424.00	441.00	17.0	13.0	1.49	8.0	76	2620	1.71	25.25	29.15	1.5m @ 2.37g/t Au 1.5m @ 2.5g/t Au 6.5m @ 2.15g/t Au		Caracol
CRSX22-13	450.00	484.00	34.0	25.9	3.11	13.2	192	3740	3.47	105.65	117.90	16m @ 2.14g/t Au 5.6m @ 10.29g/t Au	1.7m @ 32.4g/t Au	Caracol
CRSX22-13	493.00	536.00	43.0	32.7	2.12	6.7	167	4154	2.42	91.31	104.15	1.5m @ 3.8g/t Au 26m @ 2.78g/t Au	1.5m @ 13.3g/t Au	493 - 517.9 Caracol 517.9 - 520.9 FG Intrusives - hdb-bi-pl 520.9 - 536 Caracol
CRSX22-13	548.00	579.90	31.9	24.2	2.11	13.4	336	5054	2.55	67.21	81.40	25.9m @ 2.33g/t Au		Caracol
CRSX22-13	587.50	588.75	1.3	0.9	1.43	9.4	246	3610	1.74	1.78	2.18			Caracol
CRSX22-13	592.15	593.50	1.4	1.0	1.14	8.6	154	4700	1.49	1.54	2.01			Caracol
CRSX22-13	598.50	600.00	1.5	1.1	2.75	4.7	186	2380	2.94	4.13	4.42	1.5m @ 2.75g/t Au 1.5m @ 2.75g/t Au		Porph Intrusives - hdb-bi-pl
CRSX22-13	613.90	616.90	3.0	2.3	1.27	20.4	269	7303	1.89	3.81	5.68			Caracol
CRSX23-14	409.00	410.50	1.5	1.0	3.50	26.0	39	597	3.85	5.25	5.77	1.5m @ 3.5g/t Au		Caracol
CRSX23-14	440.40	476.00	35.6	23.3	1.74	10.9	96	2683	2.01	61.86	71.48	1.2m @ 3.44g/t Au 1.5m @ 3.21g/t Au 18m @ 2.64g/t Au		Caracol
CRSX23-14	483.50	494.00	10.5	6.8	1.25	7.2	78	2734	1.48	13.15	15.52	1.5m @ 3.69g/t Au		Caracol
CRSX23-14	509.00	547.50	38.5	25.0	2.00	11.3	166	4673	2.38	76.99	91.55	1.5m @ 2.78g/t Au 4m @ 2.58g/t Au 6m @ 2.34g/t Au 4.5m @ 6.06g/t Au		Caracol
CRSX23-14	565.50	567.00	1.5	1.0	1.45	14.4	175	1020	1.69	2.18	2.54			Caracol
CRSX23-14	585.00	588.00	3.0	2.0	1.73	6.5	243	2510	1.96	5.20	5.89	1.5m @ 2.01g/t Au		Caracol
CRSX23-14	625.00	626.50	1.5	1.0	1.42	4.2	174	2020	1.59	2.13	2.38			Caracol
CRSX23-14	631.00	632.50	1.5	1.0	1.69	22.6	612	29300	3.42	2.53	5.13			Caracol
CRSX23-14	637.00	638.50	1.5	1.0	1.42	16.7	242	10050	2.13	2.13	3.19			Caracol
CRSX23-14A	377.50	379.00	1.5	1.1	1.53	2.3	48	1205	1.62	2.29	2.42			Caracol
CRSX23-14A	397.00	460.00	63.0	47.4	1.89	10.4	97	3463	2.19	119.02	137.96	31.5m @ 2.75g/t Au 1.5m @ 4.88g/t Au 1.5m @ 3.07g/t Au	1.5m @ 20.1g/t Au	Caracol
CRSX23-14A	472.00	475.00	3.0	2.2	1.08	5.7	143	2690	1.30	3.25	3.89			Caracol
CRSX23-14A	492.00	544.50	52.5	39.2	1.31	5.8	124	1211	1.45	68.58	76.10	1.5m @ 2.22g/t Au 3.4m @ 7.23g/t Au 1.5m @ 2.65g/t Au	1.1m @ 17.1g/t Au	492 - 519.2 Caracol 519.2 - 522.15 Breccia 522.15 - 544.5 Caracol
CRSX23-15	532.50	560.00	27.5	17.5	1.84	16.7	89	3046	2.20	50.67	60.45	1.5m @ 2.23g/t Au 3.4m @ 8.07g/t Au	1.95m @ 11.16g/t Au	532.5 - 543.1 Caracol 543.1 - 545.15 Breccia 545.15 - 560 Caracol
CRSX23-15	577.50	600.50	23.0	14.5	2.35	6.1	89	3108	2.58	54.03	59.35	7.5m @ 2.82g/t Au 3m @ 7.22g/t Au		577.5 - 586.45 Caracol 586.45 - 588.85 Breccia



													588.85 - 600.5 Caracol
CRSX23-15	608.00	620.00	12.0	7.6	5.09	14.4	160	2542	5.41	61.12	64.89	8.9m @ 6.37g/t Au	0.5m @ 62.1g/t Au	608 - 614 Caracol 614 - 616.9 Breccia 616.9 - 620 Caracol
CRSX23-15	629.00	630.50	1.5	0.9	11.20	8.8	31	39	11.31	16.80	16.97	1.5m @ 11.2g/t Au	1.5m @ 11.2g/t Au	Caracol
CRSX23-15	693.50	695.00	1.5	0.9	5.41	4.8	34	111	5.48	8.12	8.22	1.5m @ 5.41g/t Au		Caracol
CRSX23-15C	521.00	524.00	3.0	2.3	1.43	13.9	130	3005	1.76	4.29	5.27			Caracol
CRSX23-15C	534.50	563.50	29.0	22.1	2.04	11.8	147	3177	2.35	59.09	68.10	7.5m @ 2.49g/t Au 9.5m @ 3.69g/t Au	1m @ 18.95g/t Au	Caracol
CRSX23-15C	584.50	590.50	6.0	4.6	3.21	12.4	201	3189	3.54	19.26	21.22	4.5m @ 3.81g/t Au		Caracol
CRSX23-15C	598.00	608.50	10.5	8.0	2.92	10.3	199	3136	3.21	30.62	33.75	10.5m @ 2.92g/t Au		Caracol
CRSX23-15C	625.00	626.50	1.5	1.1	4.49	5.0	169	82	4.58	6.74	6.87	1.5m @ 4.49g/t Au		Caracol
CRSX23-15C	637.00	638.50	1.5	1.1	1.76	8.2	52	370	1.88	2.63	2.82			Caracol
CRSX23-15C	683.90	685.65	1.8	1.3	1.63	2.5	116	34	1.68	2.85	2.94			Caracol
CRSX23-15C	710.50	724.00	13.5	10.2	1.53	6.4	141	3131	1.78	20.69	23.97	6m @ 2.33g/t Au 1.5m @ 2.74g/t Au		Caracol
CRSX23-15C	736.00	764.50	28.5	21.6	2.65	6.9	178	1781	2.84	75.51	80.96	15m @ 4.22g/t Au	1.5m @ 10.3g/t Au	736 - 759.8 Caracol 759.8 - 764.5 Indidura
CRSX23-15C	775.00	776.50	1.5	1.1	4.43	36.1	343	15400	5.63	6.65	8.45	1.5m @ 4.43g/t Au		Indidura
CRSX23-15C	803.00	804.50	1.5	1.1	4.85	18.6	475	6740	5.46	7.28	8.18	1.5m @ 4.85g/t Au		Indidura
CRSX23-15C	819.50	821.00	1.5	1.1	1.54	12.3	794	3730	1.97	2.31	2.96			Indidura
CRSX23-15C	842.00	846.50	4.5	3.4	1.09	10.6	480	407	1.30	4.90	5.86			Indidura
CRSX23-15C	851.00	852.50	1.5	1.1	1.87	1.4	109	130	1.91	2.81	2.86			Indidura
CRSX23-15C	870.50	876.50	6.0	4.5	1.06	11.1	444	4139	1.45	6.37	8.70	1.5m @ 2.4g/t Au		Indidura
CRSX23-15C	890.00	893.00	3.0	2.2	1.44	1.2	72	270	1.47	4.31	4.41			Indidura
CRSX23-15C	918.43	935.00	16.6	13.7	1.76	7.0	237	8604	2.28	29.10	37.74	1.5m @ 3.97g/t Au 1.5m @ 7.37g/t Au		Cuesta de Cura
CRSX23-15C	945.50	950.78	5.3	4.4	2.00	7.7	279	11626	2.68	10.57	14.14	5.28m @ 2g/t Au		Cuesta de Cura
CRSX23-15C	965.50	973.95	8.5	7.0	3.52	26.2	2589	36356	5.90	29.74	49.84	6.95m @ 3.99g/t Au		Cuesta de Cura
CRSX23-15C	994.50	997.75	3.3	2.7	4.54	6.7	587	54895	7.28	14.75	23.66	3.25m @ 4.54g/t Au		Cuesta de Cura
CRSX23-15C	1026.00	1027.50	1.5	1.2	2.27	10.0	520	679	2.49	3.41	3.74	1.5m @ 2.27g/t Au		Cuesta de Cura
CRSX23-15C	1048.50	1050.00	1.5	1.2	15.35	6.7	385	43900	17.55	23.03	26.32	1.5m @ 15.35g/t Au	1.5m @ 15.35g/t Au	Cuesta de Cura
CRSX23-16	473.50	509.00	35.5	24.2	1.10	7.1	73	2839	1.32	38.90	47.03	1.5m @ 2.11g/t Au 4.5m @ 2.34g/t Au		Caracol
CRSX23-16	516.50	555.50	39.0	26.6	2.10	8.5	128	3774	2.40	81.89	93.48	18m @ 2.38g/t Au 6m @ 3.63g/t Au		Caracol
CRSX23-16	566.00	572.00	6.0	4.1	1.17	5.6	117	2005	1.35	7.05	8.11			Caracol
CRSX23-16	584.00	618.50	34.5	23.6	1.07	5.4	144	2907	1.29	37.06	44.68	4.5m @ 2.36g/t Au 1.5m @ 2.02g/t Au 1.5m @ 3.53g/t Au 1.5m @ 3.09g/t Au		Caracol



CRSX23-16	626.00	628.05	2.0	1.4	1.69	5.4	258	10615	2.29	3.47	4.70			Caracol
CRSX23-16	634.10	634.85	0.8	0.5	3.59	80.6	1170	91700	9.03	2.69	6.77			Indidura
CRSX23-16A	423.00	424.50	1.5	1.1	2.58	26.3	122	1500	2.98	3.87	4.47	1.5m @ 2.58g/t Au		Caracol
CRSX23-16A	431.90	494.50	62.6	47.4	1.62	6.9	81	2046	1.81	101.45	113.35	6m @ 7.72g/t Au 1.5m @ 2.14g/t Au 0.9m @ 6g/t Au	1.5m @ 18.05g/t Au 1.5m @ 10.95g/t Au	Caracol
CRSX23-16A	506.50	522.00	15.5	11.4	1.02	8.2	133	5341	1.39	15.83	21.53	1.55m @ 2.13g/t Au		Caracol
CRSX23-16A	532.50	535.50	3.0	2.2	2.29	15.3	273	23170	3.60	6.86	10.79	1.5m @ 3.17g/t Au		Caracol
CRSX23-16A	546.25	561.40	15.2	11.1	1.13	7.7	166	2700	1.37	17.14	20.80	1.85m @ 2.7g/t Au 1.5m @ 2.34g/t Au		Caracol
CRSX23-16A	573.50	575.00	1.5	1.1	1.31	2.8	140	7200	1.70	1.97	2.55			Caracol
CRSX23-16A	592.00	595.00	3.0	2.2	1.41	13.5	122	2990	1.73	4.24	5.19			Caracol
CRSX23-16A	601.50	606.00	4.5	3.3	1.89	3.9	125	2641	2.08	8.49	9.34	1.5m @ 3.43g/t Au		Caracol
CRSX23-17A	478.00	479.50	1.5	1.4	1.46	27.6	166	5040	2.05	2.19	3.08			Caracol
CRSX23-17A	485.50	497.50	12.0	11.2	1.04	18.2	85	2382	1.38	12.42	16.52			Caracol
CRSX23-17A	502.00	526.50	24.5	22.8	3.18	10.3	134	3432	3.49	78.01	85.44	15.5m @ 4.67g/t Au	0.65m @ 51.2g/t Au	Caracol
CRSX23-17A	537.00	538.50	1.5	1.4	1.18	2.8	81	1625	1.30	1.77	1.95			Caracol
CRSX23-17A	546.00	562.50	16.5	15.3	1.92	7.8	131	5263	2.28	31.66	37.57	13.5m @ 2.05g/t Au		Caracol
CRSX23-17A	570.00	583.00	13.0	12.0	2.14	7.7	123	4320	2.45	27.80	31.86	7m @ 3.15g/t Au		Caracol
CRSX23-17A	593.50	616.50	23.0	21.2	2.18	4.5	112	1236	2.31	50.17	53.12	20m @ 2.32g/t Au		Caracol
CRSX23-17A	627.96	646.50	18.5	17.1	1.47	6.0	182	2842	1.70	27.28	31.56	7.5m @ 2.51g/t Au		Caracol
CRSX23-17A	664.50	684.00	19.5	18.0	1.72	9.7	169	1777	1.94	33.50	37.84	9m @ 2.25g/t Au 1.5m @ 3.43g/t Au		Caracol
CRSX23-17A	693.00	706.50	13.5	12.4	1.17	19.3	263	3658	1.61	15.80	21.73	1.5m @ 4.44g/t Au		Caracol
CRSX23-17A	724.20	733.50	9.3	8.6	1.94	26.4	366	2655	2.43	18.00	22.58	4.8m @ 3.1g/t Au		724.2 - 727.75 FG Intrusives - hdb-bi-pl 727.75 - 733.5 Caracol
CRSX23-17A	741.00	742.50	1.5	1.4	2.28	13.3	224	3090	2.62	3.42	3.92	1.5m @ 2.28g/t Au		Caracol
CRSX23-17A	754.50	766.50	12.0	11.0	4.18	41.0	254	4167	4.91	50.21	58.88	12m @ 4.18g/t Au	1.5m @ 23.7g/t Au	Caracol
CRSX23-17B	445.20	446.50	1.3	1.1	1.69	12.5	106	1980	1.94	2.19	2.53			Breccia
CRSX23-17B	460.00	461.50	1.5	1.3	1.40	3.1	40	103	1.45	2.10	2.17			Caracol
CRSX23-17B	475.00	478.00	3.0	2.6	2.36	51.0	190	7195	3.33	7.07	9.99	1.5m @ 3.43g/t Au		Caracol
CRSX23-17B	486.50	488.40	1.9	1.6	3.27	72.8	233	10137	4.66	6.22	8.85	1.9m @ 3.27g/t Au		Caracol
CRSX23-17B	505.00	527.50	22.5	19.2	1.81	4.6	130	2971	2.02	40.74	45.53	4.5m @ 2.28g/t Au 1.5m @ 2.08g/t Au 6m @ 3.55g/t Au		Caracol
CRSX23-17B	538.00	545.50	7.5	6.4	1.17	9.7	123	3516	1.47	8.79	11.02	1.5m @ 2.46g/t Au		Caracol
CRSX23-17B	559.00	569.50	10.5	8.9	4.38	18.8	143	1714	4.71	46.01	49.44	10.5m @ 4.38g/t Au	1.5m @ 16.95g/t Au	Caracol
CRSX23-17B	595.00	596.50	1.5	1.3	1.31	1.2	62	192	1.34	1.97	2.01			Caracol
CRSX23-17B	602.50	604.00	1.5	1.3	1.37	5.0	181	1410	1.52	2.06	2.28			Caracol
CRSX23-17B	611.50	638.50	27.0	22.8	2.59	4.5	148	2551	2.78	69.90	75.13	27m @ 2.59g/t Au		Caracol
CRSX23-17B	674.50	676.00	1.5	1.3	1.87	1.6	44	2360	2.00	2.80	3.00			Caracol
CRSX23-17B	686.50	688.00	1.5	1.3	3.27	7.9	221	2370	3.51	4.91	5.26	1.5m @ 3.27g/t Au		Caracol
CRSX23-17B	697.00	708.40	11.4	9.6	2.15	30.3	437	8490	2.97	24.46	33.84	9.9m @ 2.3g/t Au		Caracol
CRSX23-17B	716.73	719.00	2.3	1.9	1.19	27.2	668	3051	1.76	2.71	3.99			Caracol



CRSX23-17B	726.50	731.00	4.5	3.8	1.55	23.9	370	4470	2.09	6.95	9.42	1.5m @ 2.11g/t Au 1.5m @ 2.42g/t Au		Caracol
CRSX23-17B	737.00	738.50	1.5	1.3	1.06	35.0	215	1810	1.59	1.58	2.38			Caracol
CRSX23-17B	760.50	762.00	1.5	1.3	1.58	11.0	352	3320	1.91	2.36	2.87			Porph Intrusives - hdb-bi-pl
CRSX23-17C	475.60	475.95	0.3	0.3	4.31	28.0	393	554	4.73	1.51	1.65			Caracol
CRSX23-17C	495.50	524.50	29.0	24.8	3.16	17.3	140	3552	3.56	91.77	103.19	24.5m @ 3.57g/t Au	0.65m @ 16.1g/t Au	Caracol
CRSX23-17C	536.50	578.50	42.0	33.3	3.05	4.2	99	1901	3.21	128.31	134.76	34.5m @ 3.48g/t Au	1.5m @ 16.4g/t Au 1.5m @ 11.75g/t Au 1.5m @ 25.6g/t Au	Caracol
CRSX23-17C	590.50	598.00	7.5	5.9	1.20	6.0	160	3907	1.48	9.03	11.11	1.5m @ 2.07g/t Au		Caracol
CRSX23-17C	605.50	608.50	3.0	2.4	2.31	6.5	178	2593	2.53	6.92	7.59	1.5m @ 2.89g/t Au		Caracol
CRSX23-17C	620.50	628.00	7.5	5.9	1.17	2.1	85	1562	1.28	8.76	9.59	1.5m @ 3.36g/t Au		Caracol
CRSX23-17C	650.50	652.00	1.5	1.2	2.64	3.7	47	512	2.71	3.96	4.07	1.5m @ 2.64g/t Au		Caracol
CRSX23-17C	667.00	668.50	1.5	1.2	1.01	1.0	36	70	1.03	1.51	1.54			Caracol
CRSX23-17C	683.50	685.00	1.5	1.2	1.75	6.3	121	5890	2.11	2.62	3.17			Caracol
CRSX23-17C	695.50	697.00	1.5	1.2	1.65	5.3	143	3360	1.89	2.48	2.84			Caracol
CRSX23-17C	709.00	710.50	1.5	1.2	1.46	4.4	285	980	1.60	2.19	2.40			Caracol
CRSX23-17C	730.00	731.50	1.5	1.2	2.66	12.3	346	3800	3.03	3.99	4.55	1.5m @ 2.66g/t Au		Indidura
CRSX23-17C	734.50	736.00	1.5	1.2	1.03	8.9	331	6270	1.47	1.54	2.21			Indidura
CRSX23-17C	739.00	739.60	0.6	0.5	3.07	108.0	935	5350	4.75	1.84	2.85			Indidura
CRSX23-17C	754.50	756.00	1.5	1.2	1.31	7.0	462	6160	1.74	1.96	2.61			Indidura
CRSX23-17C	773.70	774.20	0.5	0.4	4.22	83.6	6230	14900	6.78	2.11	3.39			Indidura
CRSX23-17C	780.90	781.90	1.0	0.8	2.28	30.4	909	20900	3.75	2.28	3.75			Indidura
CRSX23-17C	791.00	792.50	1.5	1.2	1.27	8.3	271	1070	1.45	1.90	2.18			Indidura
CRSX23-17C	798.50	800.00	1.5	1.2	3.46	81.9	1570	13300	5.28	5.19	7.93	1.5m @ 3.46g/t Au		Indidura
CRSX23-17C	815.00	816.70	1.7	1.3	10.55	8.4	232	2380	10.79	17.94	18.35	1.7m @ 10.55g/t Au	1.7m @ 10.55g/t Au	Porph Intrusives - hdb-bi-pl
CRSX23-17C	825.70	853.00	27.3	21.9	1.89	8.8	641	5903	2.36	51.65	64.52	1.5m @ 3.01g/t Au 5.05m @ 5.49g/t Au	1m @ 20.2g/t Au	Indidura
CRSX23-18	448.50	450.00	1.5	1.0	3.83	59.0	209	5540	4.83	5.75	7.24	1.5m @ 3.83g/t Au		Caracol
CRSX23-18	457.50	472.50	15.0	9.9	1.59	27.1	146	3835	2.11	23.81	31.69	1.5m @ 3.86g/t Au 3m @ 2.82g/t Au		Caracol
CRSX23-18	484.50	486.00	1.5	1.0	1.75	6.5	76	3970	2.02	2.62	3.03			Caracol
CRSX23-18	489.00	507.00	18.0	11.8	1.16	2.7	54	2206	1.30	20.84	23.42	1.5m @ 5.19g/t Au 1.5m @ 2.32g/t Au		Caracol
CRSX23-18	531.00	552.00	21.0	13.6	2.21	8.7	142	4755	2.55	46.33	53.62	10.5m @ 3.67g/t Au		Caracol
CRSX23-18	562.50	586.50	24.0	15.5	1.89	5.7	180	3578	2.15	45.43	51.72	3.05m @ 9.1g/t Au 1.5m @ 2.8g/t Au	1.55m @ 10.15g/t Au	562.5 - 564.3 Caracol 564.3 - 566.95 Breccia 566.95 - 586.5 Caracol
CRSX23-18	622.50	627.00	4.5	2.9	2.81	3.4	220	2579	3.00	12.65	13.51	1.5m @ 6.86g/t Au		Caracol
CRSX23-18	636.00	651.00	15.0	9.6	1.60	10.5	216	1283	1.81	23.94	27.17	6m @ 2.55g/t Au		Indidura
CRSX23-18	673.00	681.50	8.5	8.2	2.88	19.7	279	8014	3.53	24.44	29.99	1.25m @ 14.75g/t Au	1.25m @ 14.75g/t Au	Indidura
CRSX23-18	692.00	693.50	1.5	1.4	1.19	2.4	64	1035	1.28	1.79	1.91			Indidura



CRSX23-18A	421.50	432.00	10.5	7.7	1.31	3.5	47	1443	1.43	13.79	15.01	4.5m @ 2.28g/t Au		Caracol
CRSX23-18A	439.50	454.50	15.0	11.0	2.33	10.0	126	5237	2.72	35.02	40.77	7.5m @ 3.59g/t Au	1.5m @ 10.35g/t Au	Caracol
CRSX23-18A	462.00	463.50	1.5	1.1	5.88	19.4	327	3720	6.33	8.82	9.50	1.5m @ 5.88g/t Au		Caracol
CRSX23-18A	474.00	475.50	1.5	1.1	2.27	29.5	230	24600	3.81	3.41	5.72	1.5m @ 2.27g/t Au		Caracol
CRSX23-18A	489.00	490.50	1.5	1.1	1.16	3.9	108	1130	1.27	1.73	1.90			Caracol
CRSX23-18A	493.50	495.00	1.5	1.1	1.01	1.1	46	733	1.06	1.51	1.59			Caracol
CRSX23-18A	508.50	529.50	21.0	15.4	1.71	12.6	173	3243	2.04	35.96	42.84	13.5m @ 2.14g/t Au		508.5 - 516.9 Caracol 516.9 - 517.55 Breccia 517.55 - 529.5 Caracol
CRSX23-18A	549.00	550.50	1.5	1.1	4.42	19.2	332	1900	4.79	6.63	7.18	1.5m @ 4.42g/t Au		Caracol
CRSX23-18A	559.50	627.50	68.0	49.7	1.10	2.4	128	1553	1.22	75.08	83.17	9m @ 2.4g/t Au 3m @ 2.6g/t Au 1.5m @ 5.66g/t Au		Caracol
CRSX23-18A	685.00	686.50	1.5	1.4	2.68	31.3	685	17250	3.96	4.02	5.94	1.5m @ 2.68g/t Au		Indidura
CRSX23-18A	693.30	708.00	14.7	13.9	1.25	21.0	457	6920	1.89	18.35	27.76	1.05m @ 7.41g/t Au 1.5m @ 3.38g/t Au		Indidura
CRSX23-19	426.00	427.50	1.5	1.2	1.12	2.8	38	232	1.16	1.67	1.75			Caracol
CRSX23-19	444.00	453.00	9.0	6.9	1.84	10.8	56	2252	2.08	16.56	18.75	6m @ 2.09g/t Au 1.5m @ 2.27g/t Au		Caracol
CRSX23-19	463.50	472.50	9.0	6.9	1.27	5.1	71	2233	1.44	11.40	12.98	3m @ 2.42g/t Au 1.5m @ 2.21g/t Au		Caracol
CRSX23-19	481.50	493.50	12.0	9.2	1.40	7.1	85	2954	1.63	16.75	19.57	3m @ 2.12g/t Au 1.5m @ 3.27g/t Au		Caracol
CRSX23-19	508.50	541.50	33.0	25.1	1.81	13.0	162	2126	2.08	59.61	68.79	7.5m @ 3.82g/t Au 1.5m @ 3.55g/t Au 1.5m @ 2.1g/t Au		508.5 - 512.6 Caracol 512.6 - 514.5 Breccia 514.5 - 541.5 Caracol
CRSX23-19	552.00	553.50	1.5	1.1	2.65	4.6	203	2590	2.85	3.98	4.28	1.5m @ 2.65g/t Au		Caracol
CRSX23-19	565.50	568.50	3.0	2.3	1.74	2.1	88	3160	1.93	5.23	5.79			Caracol
CRSX23-19	580.50	585.00	4.5	3.4	1.30	4.0	122	1720	1.44	5.83	6.49	1.5m @ 2.3g/t Au		Caracol
CRSX23-19	607.50	610.50	3.0	2.3	1.35	3.3	146	625	1.43	4.04	4.30			Caracol
CRSX23-19	613.50	620.00	6.5	5.0	1.01	1.3	105	989	1.09	6.56	7.06			Caracol

Criteria: Cut off grade 1g/t Au, minimum length 1.5m, maximum consecutive internal waste 6m, if Au grade x length > 1.5 the composite will be added
Price Assumptions: Au = 1750usd oz, Ag = 21usd oz, Cu = 3.5usd lb, Zn = 1.2usd lb
FR= Fresh Rock, OX= Oxide, TROL= Transition Oxide Low, TROH= Transition Oxide High, MX= Mixed, TRSX= Transition Sulphide, SX= Sulphide

Table 2: Camino Rojo Regional Program Composite Drill Results

HOLE-ID	From (m)	To (m)	Core Length (m)	Au g/t	Ag g/t	Pb ppm	Zn ppm	Au GXM	Including 0.5g/t Au COG	Including 1g/t Au COG	Met Code
CRED23-02	553.00	553.90	0.9	0.27	0.3	14.0	272.0	0.2			553 - 553.86 SX 553.86 - 553.9 TROH
CRED23-02	614.50	616.00	1.5	0.11	0.3	13.0	160.0	0.2			SX
CRED23-02	631.20	632.50	1.3	0.22	0.3	10.0	167.0	0.3			SX
CRED23-03	422.20	422.50	0.3	0.52	0.5	18.0	166.0	0.2			SX
CRED23-03	494.00	495.50	1.5	0.18	0.5	3.0	219.0	0.3			SX
CRED23-04	40.50	42.00	1.5	0.11	7.1	163.0	2240.0	0.2			



CRED23-04	181.90	182.70	0.8	0.26	93.8	5200.0	2180.0	0.2			SX
CRED23-05	167.00	168.50	1.5	0.12	1.6	54.0	71.0	0.2			OX
CRED23-05	195.70	199.00	3.3	0.94	4.4	81.0	268.5	3.1	3.3m @ 0.94g/t Au	1.65m @ 1.08g/t Au	SX
CRED23-05	257.00	260.90	3.9	0.16	1.0	35.5	110.7	0.6			SX
CRED23-05	279.50	290.00	10.5	0.69	1.2	60.0	202.9	7.3	1.5m @ 4.02g/t Au	1.5m @ 4.02g/t Au	SX
CRED23-05	313.50	319.85	6.4	0.41	0.7	12.9	500.8	2.6	1.5m @ 1.3g/t Au	1.5m @ 1.3g/t Au	SX
CRED23-05	354.50	366.95	12.5	0.11	0.5	23.9	337.3	1.3			SX
CRED23-05	400.00	411.70	11.7	0.10	0.7	13.9	71.6	1.2			SX
CRED23-05	413.50	414.60	1.1	0.15	0.6	7.0	143.0	0.2			SX
CRED23-05	469.70	470.70	1.0	0.18	0.6	90.0	40.0	0.2			469.7 - 469.8 TRSX 469.8 - 470.7 SX
CRED23-06	68.50	70.00	1.5	0.12	0.7	70.0	1275.0	0.2			SX
CRED23-06	258.50	260.00	1.5	0.16	0.7	20.0	694.0	0.2			SX
CRED23-06	279.50	281.00	1.5	2.72	0.9	18.0	1200.0	4.1	1.5m @ 2.72g/t Au	1.5m @ 2.72g/t Au	SX
CRED23-06	300.70	302.00	1.3	61.20	0.8	22.0	182.0	79.6	1.3m @ 61.2g/t Au	1.3m @ 61.2g/t Au	TRSX
CRED23-06	329.70	331.30	1.6	0.17	2.1	33.0	378.0	0.3			SX
CRED23-06	345.90	347.30	1.4	0.19	0.3	7.9	45.9	0.3			SX
CRED23-06	377.00	378.50	1.5	0.11	0.3	17.0	41.0	0.2			SX
CRED23-06	411.50	434.50	23.0	0.12	1.6	27.8	106.9	2.8			SX
CRED23-06	583.50	588.40	4.9	0.16	5.0	39.7	267.5	0.8			SX
CRED23-07	49.00	50.50	1.5	0.15	0.3	8.0	897.0	0.2			SX

Criteria: Cut off grade 0.1g/t Au, minimum length 1.5m, maximum consecutive internal waste 6m, if Au grade x length > 0.15 the composite will be added

FR= Fresh Rock, OX= Oxide, TROL= Transition Oxide Low, TROH= Transition Oxide High, MX= Mixed, TRSX= Transition Sulphide, SX= Sulphide

Table 3: Camino Rojo Drill Hole Collars

Drillhole	Easting	Northing	Elevation	Azimuth	Dip	Depth (m)
CRED23-02	250238	2680279	1914	180	-65	641
CRED23-03	250238	2680277	1914	140	-60	602
CRED23-04	250501	2679986	1902	150	-60	368
CRED23-05	250001	2679984	1914	190	-80	552
CRED23-06	249998	2679760	1909	330	-60	630
CRED23-07	249996	2679761	1909	150	-60	470
CRSX22-11	243971	2676122	1948	146	-60	520
CRSX22-12A	243872	2676088	1950	149	-65	540
CRSX22-13	243713	2676055	1952	140	-65	620
CRSX23-14	244058	2676260	1948	154	-89	662
CRSX23-14A	244058	2676260	1948	154	-80	560
CRSX23-15	243580	2676157	1954	158	-74	729
CRSX23-15C	243580	2676157	1954	160	-65	1051
CRSX23-16	243997	2676282	1948	154	-85	640
CRSX23-16A	243997	2676282	1948	154	-78	610
CRSX23-17A	243665	2676155	1953	157	-45	780
CRSX23-17B	243665	2676155	1953	161	-55	780
CRSX23-17C	243665	2676155	1953	159	-64	860
CRSX23-18	243932	2676281	1949	151	-78	700
CRSX23-18A	243932	2676281	1949	151	-72	719
CRSX23-19	243902	2676281	1949	157	-68	620

[1] All metres reported above are down-hole intervals, with true width estimates ranging from 62-97% of the reported interval. See Table 1 for estimated true widths of individual composites. All assays were performed on 1.5 metre core intervals and all drill core is HQ in diameter in size. The reported composites were not subject to "capping", however a preliminary analysis suggests that only 4 out of 3,143 samples from the Sulphides program and 1 out of 2,300 samples for the regional program exceeded the potential capping level of 27.0 g/t - these samples averaged 44.1 g/t gold (max. 62.1 g/t) for the Sulphides program and 61.2 g/t gold (max 61.2 g/t) for the regional program. Orla believes that applying a top cut would have a negligible effect on overall grades. Composites for the sulphide drilling were calculated using 1 g/t Au cut-off grade and maximum 6 metres consecutive waste.

2 Additional information can be found in the Camino Rojo Technical Report entitled "Unconstrained Feasibility Study NI 43-101 Technical Report on the Camino Rojo Gold Project – Municipality of Mazapil, Zacatecas, Mexico" and dated January 11, 2021 (the "Camino Rojo Report").